

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Tony M. Shelby
Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK 73107

Re: LSB Industries, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-7677

Dear Mr. Shelby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 42

Other, page 44

1. In comment one of our letter dated December 3, 2012 regarding our review of your 2011 Form 10-K, we asked that you revise your disclosures in future filings to discuss the business reasons for material changes in amounts presented under the "other" caption. While we note that additional disclosures were provided, the explanations provided do not appear to provide sufficient detail to enable the reader to understand the reasons for fluctuations in the amounts presented. For example, you indicate on page 44 that the decrease in general corporate expenses and other business operations, net, primarily relates to the increase in sales. It is not inherently clear why an increase in sales would result in a decrease in general corporate expense. It is also unclear how significantly the

increase in personnel costs offset the expenses incurred only in 2011 related the modification of the secured term loan and debenture conversion. Please supplementally show us how you will revise your future filings accordingly.

Consolidated Financial Statements, page F-1

2. Acquisition of Working Interests in Natural Gas Properties, page F-15

2.   Please tell us how you considered the need to provide the disclosures described in ASC 932-235-50-1A and 50-1B or alternatively tell us where you have provided this information in your financial statements.

3.   Since it appears that you have not historically engaged in natural gas producing activities, we believe that your disclosures regarding these activities could be enhanced to improve transparency for investors. Please show us how you will revise your future filings to address the following:
   • Disclose, if true, that you used the proportionate consolidation method describe in ASC 810-10-45-14 to account for your acquisition of these working interests;
   • Explain what the acquisition of a working interest entails, including a description of the rights and responsibilities you received in connection with this transaction. For example, it is unclear from your disclosures how the difference between the 9.7% working interest acquired and the 7.7% net revenue interest acquired affects your accounting for natural gas producing activities; and
   • Describe the methods you used to determine the estimated fair values of the assets acquired and liabilities assumed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief